Exhibit 99.1

 Nayax Q1 2024 Earnings Presentation  May 15, 2024

 Important Disclosure  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.  The information in this presentation is provided for convenience only. It does not contain comprehensive information, but merely summary information in a condensed form. This presentation does not and is not intended to replace a careful inspection of the Company's Financial Statements and other public filings, as reported or will be reported to the Israeli Securities Authority and the Securities and Exchange Commission (the "Company's Reports"). In case of any inconsistencies between the information provided in this presentation and the Company's Reports, the latter will prevail. The information in this presentation is not a basis and should not be used as a basis for making any decisions in relation to the Company, including any decision to purchase securities of the Company. Any such decision should be based on the Company's Reports and following the receipt of appropriate professional advice. The information provided in this presentation is not, and should not be considered to be, a recommendation or an opinion of any kind in relation to an investment in the Company, whether legal, financial, tax, economic or otherwise. This presentation does not replace the need for a potential investor to collect and analyze further independent information for their due consideration. Every potential investor must obtain their own independent advice and guidance, in connection with a potential investment in the Company, including tax advice which takes into account the investor’s own tax position.  This presentation includes projections, guidance, forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company’s control, and which constitute forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968). Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, expectations and evaluations relating to the Company’s business targets and strategy, the success of trials and the integration of the Company’s technology in various systems and industries, the advantages of the Company’s existing and future products, timetables regarding completion of the Company’s developments and the expected commencement of production, sales and distribution of the Company’s products and technology, the Company’s intentions in relation to various industries, the Company’s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries, and other statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including ongoing military conflicts in the region; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of Retail Pro International ("Retail Pro"), including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our “Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.  In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and the markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up-to-date, and Company takes no responsibility for any reliance on the data.   Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.  In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this presentation contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to net income (loss).    Unless noted otherwise, the financial information of the Company included in this presentation for Q4 2023 or any later period includes figures from Retail Pro.  The Company does not provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as, finance expenses and Issuance and acquisition costs, used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS).   The Company does not confirm or undertake that the information appearing in this presentation is complete or accurate. The Company, its employees, officers and its shareholders will not be responsible for damages and/or losses which may arise as a result of the use of the information contained in this presentation. The Company is not responsible for any changes to the economic, financial or legal situation relating to the Company and its business. The Company does not undertake to update and/or change forecasts and/or evaluations included in the presentation in order that they will reflect events and/or circumstances which apply after the date of the presentation’s preparations. No persons have been authorized to make any representations regarding the information contained in this presentation, and if given or made, such representations should not be considered as authorized. The content of this presentation does not bind the Company or its managers and they have the right to change any item described in the presentation relating to the Company, at their sole discretion.  The Company and its licensors have proprietary rights to trademarks used in this Presentation. Solely for convenience, trademarks and trade names referred to in this Presentation may appear without the “®” or “™” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This Presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used for reference purposes only. Such use of other parties’ trademarks, trade names or service marks should not be construed to imply, a relationship with, or an endorsement or sponsorship of the Company by any other party.

 Today’s Presenters  Sagit Manor  CFO  Yair Nechmad   CEO & Co-Founder

 Company Overview

 Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.    Nayax (Nasdaq & TASE: NYAX) Q1-24 at a Glance   Global offices  9  Recurring Revenue  43%  Revenue churn  3.2%  Countries with devices  120+  Payment Methods  80+  Currencies  50+  Transactions value processed  $1.1B  Mar.2023: 796M ▲34%  43.8%  Dollar-basednet retention rate  134%   Global  Growth   Scale  End customers  76k  Mar. 2023: 52k ▲46%  Managed & connected devices  1.1M  Mar.2023: 769K ▲44%  Financials  Adj. EBITDA(1)  $3.6M  Mar. 2023: ($0.6M) ▲665%  Revenue  $64M  Mar. 2023: $52M ▲22%  Gross Margins   Mar. 2023: 34.1%  Markets with distributors  80+

 Retaining & Growing   Customers  YoY Revenue Churn Rate  YoY Dollar-Based   Net Retention Rate(1)  Strong Track Record   of Winning Customers  Low CustomerConcentration  Global Reach  Bringing a Global Solution to the Local Market  Net retention rate based on SaaS revenue and payment processing fees  .  Q1 2024  Q1 2024

 Omni-Channel  Data Analytics / Management  Back Office / Operations  Multiple Payment Methods:  Schemes, Global Acquirers, Alternative Payment Methods, Digital Wallets  Unattended  In-store  Mobile  Reporting  Multiple Payment Currencies  Loyalty & Consumer Engagement  Consumers  Accounting  Inventory  Analytics  Cash flow management  Business trend  Online  Retailers  Nayax Solves Multi-Dimensional Challenges Across the Ecosystem

 Cashless Payments  Integrated POS  VPOS Touch  Nova Market  Actionable Management   Platform   Loyalty and Marketing  Finance  Manage everything for every retailers’ needs  Loyalty out of the box   Financing, payout and banking capabilities   Multiple POS options   Global acceptance of local payment options   Complete electric vehicle charging and payment solutions   Energy & Mobility  Robust solution for numerous retail verticals   Hospitality & Retail  Multiple unattended retail verticals  Automated &Self Service   Driving Growth with One Complete Solutions for all Retailers

 Recent Key Business Highlights  Acquired VMtecnologia on April 30th, a leading financial technology provider for the automated self-service industry in Brazil.   This acquisition provides Nayax with a strong entry point into Latin America and into Brazil in particular and expands Nayax’s total addressable markets.  Entered into a collaboration agreement with DKV, a B2B platform for on-the-road payment solutions that will further expand Nayax’s payments acceptance across Europe. DKV Mobility offers access to the largest energy-agnostic acceptance network in Europe, including 66,000 fuel service stations, and 666,000 public and semi-public Electric Vehicle (EV) charging stations.  Nayax announced the successful closing of an underwritten public offering led by leading Wall Street investment banks, of which the Company itself sold 2,600,000 ordinary shares to institutional investors. The proceeds to Nayax were approximately $62.7 million after fees and expenses.  Acquired Roseman Engineering on April 4th, a Tel-Aviv based fuel and electric vehicle (EV) management software solution provider that allows managers of gas stations to track fuel station income, reduce expenses, and increase operational efficiencies.  Successful Public Offering  Acquired Roseman Engineering  Acquired VMtecnologia in Brazil  Collaboration Agreement with DKV  Nayax announced a strategic partnership with Slovakia’s ASO Vending, the country’s largest vending machine operator. This partnership will include the installation of thousands of Nayax card readers on vending machines throughout the country, and it will more than double Nayax’s active devices in Slovakia.   Partnership with ASO

 Retain And Grow With Existing Customers  Enter Emerging, High-Growth Verticals  Continue To Expand Internationally  Continue To Innovate And Develop New Solutions  Win New Large Enterprise and SMB Customers Globally  Organic Growth Strategy for Sustained Long-term Profitable Growth  Continued Execution on Strategic Growth Plan While Remaining Focused on Balancing Top Line Growth  134% Dollar-Based Net   Retention RateIn Q1 24  EV Charging  Parking  Mass Transit   Geographic areas of interest include LATAM and APAC  3rd Party Integrations  Age-verification  Deferred Online

 Inorganic Growth: Three Pillars of M&A  Technological  Upgrade   Leveraging   Channels  Geographic   Expansion  Adding key technologies to the platform to accelerate development in key strategic verticals   Focus on "tuck-in" M&As with synergistic technologies  A focus on strategically leveraging channel  Acquires distributors and payment solution providers to bring the capabilities in-house  Accelerates entry into new markets  VendCheck

 Financial Overview

 Fee charged per payment transaction.  Complete End-To-End Solution   Locks in Customers to Secure Solid Recurring Revenue  Hardware  All-in-one cashless card reader and telemetry device  Purchase fee per sold connected POS  1  SaaS management system for enhanced business optimization and customer satisfaction  Monthly subscription fee (SaaS) per connected POS  Global, localized cashless payment acceptance for maximized conversion   Full payment suite – EMV Payments, Prepaid System, Payments I API APMs |Licensed financial institution  Processing fee as % of transaction volume  SaaS  2  Processing Fee  3  VPOS Touch  Onyx  VPOS Media  Nova Market  “Customer Lock In”  Recurring Revenue  Competitive Price to Attract Customers  72% Recurring Revenue  2.6% Payment  Take Rate(1)  134% Dollar Based Net Retention Rate

 Highlights  Q1 gross Profit grew 50% YoY  Increased shift to higher processing payment fees than SaaS revenue.   Highlights  Q1 Gross margin grew 56% YoY  Improvement mainly contributed by high hardware gross margin.  Highlights  Q1 recurring revenue grew by 43% YoY.  Continued strong payment processing fees with YoY growth of 48%; SaaS revenue grew 35% YoY.  Our Business Model is Working              Highlights  Q1 revenue grew 22% YoY   Benefited from faster growing recurring revenue.  Strong Revenue Growth ($m)  High Recurring Revenue ($m)  Gross Profit ($m)   Recurring Gross Profit ($m)   CAGR 46%  43%  22%  CAGR 41%  Gross Margin  57%  48%  50%  52%  50%  CAGR 34%  48%  56%  Gross Margin  40%  34%  44%  35%  37%  CAGR 35%

 Highlights  Q1 Adj. EBITDA grew strongly YoY   Positive $3.6 million in Q1 2024, a marked improvement of $4.2 million compared to negative $0.6 million in Q1 2023.  Depreciation and Amortization ($m)  Highlights  Q1 D&A grew 73% YoY   Increase in Q1 2024 YoY primarily due to investment in automation.  Highlights  Q1 R&D grew 25% YoY   Primarily due to investment in talent acquisitions.   Improved Profitability from Moderating Expenses and Higher Operating Efficiencies  Excluding share-based compensation and Amortization  Adjusted  EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.  R&D Expense ($m) (1)  SG&A Expense ($m) (1)   Adjusted EBITDA ($m) (2)  665%  73%  25%  Highlights  Q1 SG&A grew 34% YoY   Reflects investment in talent acquisition, customer base expansion, and higher go-to-market expenses.  34%

 Consistent Track Record Of Expanding Footprint  Highlights  Q1 2024 reflects momentum in customer base, with YoY growth of 46%, across all geographies including 7,500 Retail Pro Customers.  Significantly increasing and retaining customer base with high net retention rate at 134% and low churn rate at 3.2%  Number of Customers (thousands)  Number of Managed and Connected Devices (thousands)  Highlights  Reaching another record number of  1,108,000 managed and connected devices across all geographies including 130,000 devices of Retail Pro  Grew by 44% YoY  CAGR 56%  46%  CAGR 42%  44%

 Global Cashless Payment Trends Driving Transactions  Transaction value ($m)  Highlights  34% Growth in Q1 2024 YoY  Growth across all geographies driven by trends in consumer behavior and increased transactions processed for a global customer base   Number of Transactions (millions)  Highlights  32% Growth in Q1 2024 YoY  Growth across all geographies with strong customer expansion as well as shift in customer behavior toward cashless payments  CAGR 52%  32%  CAGR 60%  34%

 2024 Outlook (1)  The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).  Metric  FY 2024  Revenue expectations (constant currency)  $325m - $335m  Revenue growth YoY  At least 38%  Hardware margins  25%-27%  Adjusted EBITDA   $30m - $35m  Free Cash Flow  Positive   Guidance Assumptions   Customer demand continues to be strong   Assumes no material changes in macroeconomic conditions

 Looking ahead, we remain excited about our strong long-term growth drivers and the large market opportunities ahead of us.   Our durable business model is demonstrated by our diverse customers, verticals and geographies. With strong secular tailwinds and with our high net revenue retention rate, we believe we have a clear opportunity to drive revenue growth in the future.  Mid-Term and Long-Term Outlook  Mid-Term Outlook   Revenue Growth  Reaffirming mid-term outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A.  Growth Drivers  Customer growth, market penetration, continued expansion of our integrated payments platform as well as our growth engines.  Guidance as of May 15, 2024. Any usage of slide on a subsequent date does not constitute guidance re-confirmation as of such subsequent date. Refer to Cautionary Statement for a discussion of factors that could cause actual results to differ materially from outlook.    Long-Term Outlook   Revenue Growth  Reaffirming long-term outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A.  Gross Margins  Target of 50%  Main drivers: providing leasing options for IoT POS, growing SaaS revenue and payment processing fees and services offered through our growth engine initiatives.  Adjusted EBITDA  Target of 30%

 Appendix

 Highlights  28% Increase   YOY in Q1 2024   Primarily due to an increase in capitalized development expenditure  CAPEX Breakdown   Capex ($m)  28%

 IFRS to Non-IFRS  Consists primarily of fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten U.S. public offering.  Share of loss of equity method investee is related to our 2021 investment in Tigapo.    The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.    Quarter ended as of   (U.S. dollars in thousands)    Mar 31, 2024  Mar 31, 2023  Loss for the period  (4,956)  (5,527)  Finance expense, net  2,388  78  Tax benefit (Income tax expense)  (239)  259  Depreciation and amortization   4,518  2,631  EBITDA   1,711   (2,559)   Expenses in respect of share-based compensation  1,453  1,560    Non-recurring issuance (1)  128  -    Share of loss of equity method investee (2)  290  358  ADJUSTED EBITDA   3,582  (641)

Key Definitions

Managed and Connected
Devices that are operated by our customers.

End Customers
Customers that contributed to Nayax revenue in the last 12 months.

Recurring Revenue
SAAS revenue and payment processing fees.

Revenue Churn
The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.

Existing Customer Expansion
Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.

Dollar-based net retention rate
Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

Constant Currency
Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

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Thank you!  IR Contact:  Aaron Greenberg   Chief Strategy Officer  Aarong@nayax.com  Virgineas@nayax.com  Virgineas@nayax.com  Website:  ir.nayax.com